ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
23 December 2010 to 04 January 2011

2 February 2011

National Grid plc (‘National Grid’)

Directors’ Share Purchase
—

Sir John Parker, Chairman of National Grid, today purchased a further 20,000 National Grid ordinary shares at 549.47p per share.

This takes his total holding to 134,712 ordinary shares.

Tuesday, 1st February 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 January 2011 consisted of 3,648,339,475 ordinary shares, of which 140,533,841 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,507,805,634 shares with voting rights.

National Grid has been notified that earlier today, 6,024 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 1 February 2011 consists of 3,648,339,475 ordinary shares, of which 140,527,817 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,507,811,658 shares with voting rights.

The figure of 3,507,811,658 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (NG)

Tuesday, 25 January 2011

Notification of Major Interest in NG Ordinary Shares

NG yesterday received a notification on Form TR-1 from Norges Bank that its total interest in NG voting ordinary shares was, at 20 January 2011, 3% (105,234,275 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (NG)

 Monday, 24 January 2011

Notification of Major Interest in NG Ordinary Shares

NG received, late Friday 21 January, a notification on Form TR-1 from Deutsche Bank AG that its total interest in NG voting ordinary shares was, at 20 January 2011, below 3%.

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

24 January 2011

NATIONAL GRID PLC (National Grid) AND NATIONAL GRID GAS PLC (NGG)
CANCELLATION OF NOTES PURCHASED PURSUANT TO CASH TENDER OFFERS

National Grid announces the cancellation of €200,000,000 in aggregate nominal amount of the €1,000,000,000 4.125 per cent. Instruments due 2013 (ISIN: XS0247626962) (the March 2013 Notes) and NGG announces the cancellation of €250,000,000 in aggregate nominal amount of the €800,000,000 5.125 per cent. Instruments due 2013 (ISIN: XS0363740985) (the May 2013 Notes) each purchased on the 21 January 2011 by National Grid or NGG, as the case may be, pursuant to the Offers set out in the tender offer memorandum dated 10 January 2011 (the Tender Offer Memorandum). Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Tender Offer Memorandum.

Following the cancellations, €800,000,000 in aggregate nominal amount of the March 2013 Notes will remain outstanding and €550,000,000 in aggregate nominal amount of the May 2013 Notes will remain outstanding.

National Grid plc (‘NG’)
20th January 2011

Notification of Directors’ Interests
- Scrip Dividend

NG late yesterday received notification from the Trustee that Steve Holliday became interested in a total of 797 shares held under the National Grid Share Matching Scheme, allotted on 19 January 2011 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 553.1p per share.

NG also received notification late yesterday from the Registrars that, under the Scheme, Sir John Parker and Stephen Pettit became interested in an additional 169 and 89 shares respectively. The shares were allotted on 19 January 2011 under the terms of the Scheme at the Scrip Dividend Reference Price of 553.1p per share.

The Directors total interests after these changes are:

Director	Total interest after event
Steve Holliday	2,106,070
Sir John Parker	114,712
Stephen Pettit	3,906

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

Wednesday, 19 January 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 11,762,601 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2010/11 interim dividend, National Grid’s registered capital from 19 January 2011 consists of 3,648,339,475 ordinary shares, of which 140,533,841 shares are held as treasury shares; leaving a balance of 3,507,805,634 shares with voting rights.

The figure of 3,507,805,634 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (NG)

Wednesday, 19 January 2011

Notification of Major Interest in NG Ordinary Shares

NG yesterday received a notification on Form TR-1 from Deutsche Bank AG that its total interest in NG voting ordinary shares was, at 17 January 2011, 4.92% (172,083,589 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Tuesday, 18 January 2011

 National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 4,158 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 18 January 2011 consists of 3,636,576,874 ordinary shares, of which 140,533,841 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,496,043,033 shares with voting rights.

The figure of 3,496,043,033 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (NG)

Friday, 14 January 2011

Notification of Major Interest in NG Ordinary Shares

NG today received a notification on Form TR-1 from Deutsche Bank AG that its total interest in NG voting ordinary shares was, at 11 January 2011, 5.43% (189,832,065 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

Monday 10th January 2011

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 49,226 NG ordinary shares under the scheme was confirmed by the Trustee on Friday 7th January 2011, the shares having been purchased in the market on 7th January 2011, at a price of 577.749 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased
in SIP
Mark Fairbairn	22 Ordinary Shares
Steven Holliday	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,386 Ordinary Shares
Steven Holliday	2,105,273 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner.

Wednesday, 05 January 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, yesterday 4 January, 121,585 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 4 January 2011 consists of 3,636,576,874 ordinary shares, of which 140,537,999 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,496,038,875 shares with voting rights.

The figure of 3,496,038,875 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

Tuesday, 04 January 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 31 December 2010 consists of 3,636,576,874 ordinary shares, of which 140,659,584 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,917,290 shares with voting rights.

The figure of 3,495,917,290 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

30 December 2010

National Grid plc (NG)

—

Directors’ Interests

(Sharesave Scheme — Grant of options)

Today, options were granted to eligible group employees under the Employee Sharesave Scheme, in the ninth invitation under the Scheme. The following executive director was included:

National Grid Ordinary shares at option price of 445p per share

Sharesave Option	Number of NG
Granted To:	Shares	Exercise Period	Total interest Now
Andrew Bonfield	3,421	6 months from 1 April 2016	239,885

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (NG.)

Wednesday 29 December 2010

Notification of Major Interest in NG. Ordinary Shares

NG today received a notification on Form TR-1 from Invesco Limited that its total interest in NG voting ordinary shares was, at 22 December 2010, 4.94% (172,802,964 shares).

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

Contact: Phil Higgins
Assistant Secretary
0207 004 3228